

February 1, 2013

<u>Via E-Mail</u>
Stuart Ducote
President and Chief Executive Officer
United Mortgage Trust
1301 Municipal Way
Grapevine, TX   76051

> **Re: United Mortgage Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-32409**

Dear Mr. Ducote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012</u>

<u>Financial Statements</u>

1.   We note your response to comment one and two in our letter dated January 8, 2013 relating to your asset concentration. We continue to consider the disclosure that you have proposed to address the investors' need of your affiliates' audited financial statements. Please address the following comments:

-   Revise the table of "Lines of credit receivable, affiliate" of your proposed disclosure to clarify that the receivable identified as "UDF III Economic interest participation agreement" represent the amount receivable from United Development Funding, L.P. ("UDF I").

- Please revise to provide audited financial statements of UDF I which you have indicated are available.

- Given the significance of the aggregate amount of receivables from UMTHLC (interim loans, lines of credit and deficiency note), please revise to provide audited financial statements of this affiliate.

- We note that recourse receivables and deficiency note are collateralized by equity interests in, and guaranty by, UMTH, and you indicate that UMTH generates cash flow that is used to service the UMTHLC deficiency note and the recourse obligations. Given the significance of the aggregate amount of recourse receivables and deficiency note, please revise to provide audited financial statements of UMTH.

General

2.   We note the three acknowledgements (i.e. Tandy language) at the end of your response letters dated August 31, 2012, October 31, 2012 and January 8, 2013 were provided from your outside counsel on management's behalf. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management's behalf. Please include the required written acknowledgements by a member of management in your next response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or

Stuart Ducote
United Mortgage Trust
February 1, 2013
Page 3

me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief